Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

April 28, 2017

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549 7010
United States

BY EDGAR AND EMAIL

Re:	Rightside Group Limited
Amendment 5 to Schedule 13D filed on April 20, 2017
Filed by Cannell Capital LLC
File No. 1-36262

Dear Ms. Chalk,

We refer to your letter dated April 25, 2017 setting forth the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission on the submission listed above. We have set forth below the text of the Staff’s comment, followed by the response of J. Carlo Cannell and Cannell Capital LLC (the “Filing Persons” or “Cannell” ) thereto. Unless otherwise defined herein, capitalized terms used in this letter have the meanings ascribed thereto in the Schedule 13D filed on April 20, 2017 (the “Schedule 13D”).

Staff's comment

“The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. By response letter, please indicate what exemption from Schedule 14A you are relying upon with respect to the press release attached as Exhibit 99 to the above filing.”

Cannell's Response

In response to the Staff’s comment, Cannell’s press release was intended only to urge shareholders to “Vote No” against the Company’s board of directors (the “Board”) and for the ratification of the auditor. This press release was not intended to suggest that Cannell intends to engage in a proxy contest or otherwise engage in a contested solicitation for the election of directors. In fact, given the Company’s current stockholder base and ownership concentration, Cannell affirmatively determined prior to the Filing not to proceed with any contested solicitation for the election of directors or to attempt to engage in any control transaction involving the Company despite having put forth nominees who ultimately were not nominated for election by the Company’s nominating and corporate governance committee.

Rather, the press release’s oblique mention of “ten (10) shareholder-friendly experienced operating executives who would, in Cannell’s opinion, make excellent Board members of Rightside,” was directed at the management and the incumbent Board of the Company to encourage the incumbent Board to consider whether any change to the current Board’s composition, including through expansion of the Board, might be appropriate.

To clarify this matter, Cannell intends to amend the Filing so that Item 4 contains the following revised disclosures:

“Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.
Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend to ordinary day-to-day business operations. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares; provided that Mr. Cannell does not intend do, and does not reserve the right to engage in, a control transaction or any contested solicitation for the election of directors.
Mr. Cannell may engage in any of the actions specified in Item 4 to the Schedule 13D general instructions; provided that Mr. Cannell does not intend to, and does not reserve the right to engage in, a control transaction or any contested solicitation for the election of directors.
Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.”

Cannell regrets that in the haste to get the Filing out in a timely fashion, it did not complete Item 4 in a matter that best reflected Cannell’s current intentions with respect to its investment in the Company. Our prompt amendment of the Filing is intended to correct this.

Please direct any questions about this letter to my person at 307-733-2284 or scw@cannellcap.com.

Sincerely,

/s/ Stephen C. Wagstaff

Stephen C. Wagstaff

Chief Financial Officer

Cannell Capital LLC